Exhibit 99.4

FIRST AMENDMENT TO SERIES B PREFERRED STOCK PURCHASE AGREEMENT

This First Amendment to Series B Preferred Stock Purchase Agreement (this “Amendment”) is made and entered into as of 15 May 2025 by and between NEKCOM INC. (LICENSE NO: 88-1547166), a Delaware corporation having its registered address at 1209 Orange Street, Wilmington, DE 19801, USA (the “Company”), and GCL Global Limited, a Cayman Islands exempted company limited by shares having its principal place of business at 29 Tai Seng Avenue, #02-01, Singapore 534119 (the “Purchaser”, and together with the Company, the “Parties”).

WHEREAS

A. The Company, the Purchaser and certain other parties have entered into the Series B Preferred Stock Purchase Agreement dated November 20, 2024 (the “Stock Purchase Agreement”) pursuant to which the Purchaser agreed to invest in the Company, including through the delivery of consideration shares partly held in escrow, as further set forth in the Stock Purchase Agreement.

B. 4Divinity Pte. Ltd., NEKCOM PRIVATE LIMITED and Wuhan Nekcom Games Technology Co., Ltd. have entered into a Publishing Agreement dated December 18, 2024, pursuant to which 4Divinity Pte. Ltd., an affiliate of the Purchaser, was appointed as the exclusive global publisher and distributor of the game titled “SHOWA American Story” (the “Game”) in any Format/Version (collectively, the “Licensed Game”).

C. The Parties now wish to amend the Stock Purchase Agreement to incorporate certain additional commercial protections relating to the escrow arrangement referenced in Section 1.1(d)(i) of the Stock Purchase Agreement, including clarifying the clawback mechanism for the Purchaser in connection with the Consideration Shares.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1.	Amendment to Section 1.1(d)(i) of the Stock Purchase Agreement

Section 1.1(d)(i) of the Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

“At the Closing as defined in Section 1.2(a), the Purchaser shall pay to the Company

$3,000,000 in cash by wire transfer of immediately available funds to an account designated by the Company in writing, and the Purchaser shall deposit with a third-party escrow agent (the “Escrow Agent”):

(x) a stock certificate of 262,325 ordinary shares of GCL HoldCo (valued at $7,500,000 based on GCL HoldCo’s pre-money valuation of $750,000,000) (the “Consideration Shares”) in the name of the Company for the Escrow Agent to hold in custody until the day on which the Minimum Guarantee (as defined in the Publishing Agreement) has been recouped in full by the Purchaser (the “Full Recoupment Date”); and

(y) a second stock certificate of 262,325 ordinary shares of GCL HoldCo (the “Additional Consideration Shares”) also in the name of the Company, for the Escrow Agent to hold in custody until the Additional Consideration Shares are released pursuant to Section 1.1(e) below.

The Parties understand and acknowledge that at the closing of the business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger among GCL ListCo, GCL HoldCo, RF Acquisition Corp., and other parties named therein dated October 18, 2023 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), the Consideration Shares and Additional Consideration Shares will be automatically exchanged for GCL ListCo securities pursuant to the Merger Agreement. For purposes of this Agreement, “Consideration Shares” and “Additional Consideration Shares” shall also refer to the GCL ListCo securities they are or will be exchanged for respectively pursuant to the Merger Agreement.

Notwithstanding the foregoing, in the event that either:

(A) the Full Recoupment Date, defined for this purpose as the date on which the Purchaser has recouped in full both the Minimum Guarantee (as defined in the Publishing Agreement) and the Purchaser’s substantial investments related to the Licensed Game (including without limitation those categories of costs described in Section 10.3 of the Publishing Agreement), does not occur within twelve (12) months of the commercial launch of the Licensed Game; or

(B) the Licensed Game has not been commercially launched (as defined in the Publishing Agreement) on or before December 31, 2026,

then, at the Purchaser’s sole discretion and upon written notice from the Purchaser, the Company shall forfeit the Consideration Shares and the Purchaser shall instruct the Escrow Agent to return to the Purchaser the full amount of the Consideration Shares, and the Purchaser shall return to the Company (or its designated affiliate) ten percent (10%) of the equity interest of the Company originally issued to the Purchaser in connection with the Stock Purchase Agreement. The forfeiture and return described in this paragraph shall be deemed a material obligation under this Agreement. For the avoidance of doubt, if either (A) or (B) above occurs, the Purchaser shall have the right, but not the obligation, to exercise the reversion of the Escrow arrangement at any time thereafter, and the Purchaser’s decision to exercise or delay the exercise of such right shall not be prejudiced or waived by the mere passage of time following the occurrence of (A) or (B).”

2.	No Other Changes

Except as expressly modified by this Amendment, all other terms and provisions of the Stock Purchase Agreement shall remain in full force and effect and are hereby ratified and confirmed.

3.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws governing the Stock Purchase Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

NEKCOM INC.		GCL GLOBAL LIMITED

By:	/s/ LUO Xiangyu	By:	/s/ Choo See Wee
Name:	LUO Xiangyu	Name:	Choo See Wee
Title:	Director	Title:	Director